Attachment 77C

The Annual Meeting of Shareholders of Aberdeen Australia
Equity Fund, Inc. (the "Fund") was held on Tuesday, April 20,
2004 at Hilton Newark Gateway, Raymond Boulevard,
Newark, New Jersey. The meeting was held for the following purposes:
(1a) To elect two Directors to serve as Class I Directors for a three-year term expiring in 2007.
* Anthony E. Aaronson
* Neville J. Miles
(1b) To elect one Director to serve as a Class III Director for the remainder of a three year term to expire in 2006.
* John T. Sheehy
(2) To vote on a proposal regarding director qualifications, in order to express shareholder recommendations.
(3) To vote on a proposal regarding the vote required to elect directors, in order to express shareholder recommendations.

The results of voting on the above matters were as follows:
Director 		Votes For 	Votes
                                                                 Withheld
(1a) Anthony E. Aaronson 	9,485,502 	696,541
Neville J. Miles 		9,484,529	697,514
(1b) John T. Sheehy		 9,488,089 	693,954

Proposal
(2) Proposal regarding
director qualifications 		8,200,437 	929,185
(3) Proposal regarding vote
required to elect directors 	8,104,330 	614,922

Directors whose term of office continued beyond this meeting are as follows: David L. Elsum, Peter J. O'Connell, William J. Potter, Peter D. Sacks and Hugh Young.